Information Circular

for the

Annual General Meeting

of

SILVER STANDARD RESOURCES INC.

to be held on

Tuesday, May 11, 2010

INFORMATION CIRCULAR

SILVER STANDARD RESOURCES INC.
Suite 1400 - 999 West Hastings Street
Vancouver, British Columbia  V6C 2W2

(all information as at April 6, 2010 unless otherwise noted)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Silver Standard Resources Inc. (the “Company”) for use at the Annual General Meeting of the Company’s shareholders (the “Meeting”) to be held on Tuesday, May 11, 2010 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.  All costs of this solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting

Voting at the Meeting will be by a show of hands, each registered shareholder and each Proxyholder (representing a registered or non-registered shareholder) having one vote, unless a poll is required or requested, whereupon each such shareholder and Proxyholder is entitled to one vote for each share held or represented, respectively.  To approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”) unless the motion requires a “special resolution” in which case a majority of 66⅔% of the votes cast will be required.

Appointment of Proxyholders

The persons named in the accompanying Proxy as Proxyholders are directors or officers of the Company.  A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on the shareholder’s behalf at the Meeting other than the persons named in the Proxy as Proxyholders.  To exercise this right, the shareholder must insert the name of the shareholder’s nominee in the space provided or complete another Proxy.

A shareholder completing the enclosed Proxy may indicate the manner in which the persons named in the Proxy are to vote with respect to any matter by marking an “X” in the appropriate space.  On any poll required (for the reason described above) or requested, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank.  In such instance, the Proxyholder, if nominated by management, intends to vote the shares represented by the Proxy in favour of the motion.

The enclosed Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting.  At the time of printing this Information Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or the shareholder’s attorney authorised in writing.  In the case of a corporation, the Proxy must be dated and duly executed under its corporate seal or signed by a duly authorised officer or attorney for the corporation.

The completed Proxy, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be deposited with the Company’s transfer agent in accordance with the instructions and before the time set out in the Proxy.  Proxies received after such time may be accepted or rejected by the Chair of the Meeting in the Chair’s discretion.  Non-registered shareholders that are OBOs (as defined below under “Non-registered Shareholders”) must deliver their completed Proxies in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

Registered Shareholders

Only shareholders registered as shareholders in the Company’s shareholder registry maintained by the Company’s registrar and transfer agent or duly appointed Proxyholders (except as discussed below under “Non-registered Shareholders”) will be recognised to make motions or vote at the Meeting.

Non-registered Shareholders

Many Shareholders are “non-registered” shareholders because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

There are two kinds of Non-Registered Holders – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).  Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), issuers can request and obtain a list of their NOBOs from intermediaries via their transfer agents and use the NOBO list for distribution of proxy-related materials directly (not via Broadridge) to NOBOs.

This year, we have decided to take advantage of those provisions of NI 54-101 that permit us to directly deliver proxy-related materials to our NOBOs who have not waived the right to receive them.  As a result NOBOs can expect to receive a Voting Instruction Form (“VIF”), together with the Notice of Meeting, this Information Circular and related documents from our transfer agent, Computershare Investor Services Inc. (“Computershare”).  These VIF’s are to be completed and returned to Computershare in the envelope provided, or by facsimile, or voted using the telephone or internet alternatives included on the VIF.  In this regard, Computershare is required to follow the voting instructions properly received from NOBOs.  Computershare will tabulate the results of the VIF’s received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIF’s they receive.  NOBOs should carefully follow the instructions of Computershare, including those regarding when and where to complete the VIF’s that are to be returned to Computershare.  Should a NOBO wish to vote at the Meeting in person, the NOBO must insert the names of the NOBO in the space provided, and attend the Meeting and vote in person.

NOBOs that wish to change their vote must in sufficient time in advance of the Meeting contact Computershare to arrange to change their vote.

In accordance with the requirements of NI 54-101, we have distributed copies of the Notice of Meeting, this Information Circular, the form of proxy and related documents (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to OBOs.  Intermediaries are required to forward the Meeting Materials to OBOs unless in the case of certain proxy-related materials the OBO has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to OBOs.  With those Meeting Materials, Intermediaries or their service companies should provide OBOs of Common Shares with a “request for voting instruction form” which, when properly completed and signed by such OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.  The purpose of this procedure is to permit OBOs of Common Shares to direct the voting of the Common Shares that they beneficially own.  Should an OBO of Common Shares wish to vote at the Meeting in person, the OBO should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the OBO the right to attend the Meeting and vote in person.  OBOs should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

Only registered Shareholders have the right to revoke a proxy.  OBOs of Common Shares who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set out above.

Shareholders with questions respecting the voting of shares held through a stockbroker or other financial intermediary should contact that stockbroker or other intermediary for assistance.

REVOCATION OF PROXIES

Shareholders have the power to revoke Proxies previously given by them.  Revocation can be effected by an instrument in writing (which includes a Proxy bearing a later date) signed by a shareholder or the shareholder’s attorney authorised in writing and in the case of a corporation, duly executed under its corporate seal or signed by a duly authorised officer or attorney for the corporation, and either delivered to the registered office of the Company at 1400 - 999 West Hastings Street, Vancouver, BC  V6C 2W2, Canada or to Computershare Investor Services Inc., at 9th Floor, 100 University Avenue, Toronto, Canada  M5J 2Y1, or by fax at 1-866-249-7775 in Canada and the United States and 416-263-9524 outside of Canada and the US, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chair of the Meeting on the day of the Meeting.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company’s authorised capital consists of an unlimited number of common shares without par value.  As at the date hereof, the Company has issued and outstanding 78,723,229 fully paid and non-assessable common shares, each share carrying the right to one vote.  The Company has no other classes of voting securities and does not have any classes of restricted securities.

Any shareholder of record at the close of business on April 6, 2010 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 33⅓% of the issued shares entitled to be voted at the meeting.

To the best of the knowledge of the directors and senior officers of the Company, the only persons who, or corporations which, beneficially own, or control or direct, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company are:

Shareholder Name	Number of Shares	Percentage of Issued Shares
Royce & Associates, LLC	10,449,825	13.27%

NUMBER OF DIRECTORS

The Board of Directors of the Company presently consists of eight directors.  R.E. Gordon Davis has elected to retire from the board.  Dr. Robert A. Quartermain and R.E. Gordon Davis will not be nominated for election at the Meeting, and it is proposed to fix the number of directors for the following year at six.  This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting.  The management proxyholders named in the accompanying form of proxy as proxyholders intend to vote for fixing the number of directors at six, unless instructed otherwise.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia) (“Business Corporations Act”).  All of the current nominees were elected as directors by the shareholders at last year’s annual general meeting and have agreed to serve as directors if elected.

At the Meeting, the Company will ask shareholders to vote for the election of the six nominees proposed by the Company as directors.  Each holder of Common Shares will be entitled to cast their votes for or withhold their votes from the election of each director.  The management proxyholders named in the accompanying form of proxy as proxyholders intend to vote for the election of all nominees whose names are set forth in this Information Circular, unless instructed otherwise.

Majority Voting for Directors

As part of its ongoing review of corporate governance practices, in April 2009, the Board of Directors adopted a policy that requires, in an uncontested election of directors, any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” to tender his or her resignation to the Chair of the Board of Directors promptly following the shareholder’s meeting.  The Corporate Governance and Nominating Committee will consider the offer of resignation and make a recommendation to the Board of Directors on whether to accept it.  In considering whether or not to recommend acceptance of the resignation, the Corporate Governance and Nominating Committee will consider all factors deemed relevant by members of such Committee.  The Corporate Governance and Nominating Committee will be expected to recommend acceptance of the resignation except in situations where the consideration would warrant the applicable director continuing to serve on the Board of Directors.  The Board of Directors will make its final decision and announce it in a news release within 90 days following the shareholders’ meeting.  A director who tenders his resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance and Nominating Committee at which the resignation is considered.

Nominees

The following charts provide information on the six nominees proposed for election as directors, the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director.  Included in these charts is information relating to the nominees’ membership on committees of the board, other public board memberships held in the past five years, and board and committee meeting attendance in the 12 months ended December 31, 2009.  In that period, the board held 10 regularly scheduled and special meetings.  Special meetings are called on shorter notice than regularly scheduled meetings, which are scheduled over the year or more in advance.  In addition to the attendance listed below, directors from time to time attend other committee meetings by invitation.  All nominees attended more than 80% of applicable board and committee meetings.

The charts also show present principal occupation and principal occupations held in the last five years, if different.  In addition, the charts show the nominees’ current equity ownership consisting of common shares beneficially owned, directly or indirectly, or controlled or directed, options and deferred share units (DSUs)(each equivalent in value to a common share) credited to each nominee.  The total equity value of common shares and DSUs held as at December 31, 2009 is presented in Canadian dollars.

A.E. Michael Anglin
Berkeley California, USA Age: 55 Director Since: August 7, 2008 2009 - Independent 2010 – Not Independent
Mr. Anglin is our interim President and Chief Executive Officer, and has been a member of our Board of Directors since August 2008.  Mr. Anglin graduated with a Bachelor of Science (Honours) degree in Mining Engineering from the Royal School of Mines, Imperial College, London in 1977 and later attained a Master of Science degree from the Imperial College in London in 1985.  Mr. Anglin spent 22 years with BHP, most recently serving as Vice President Operations and Chief Operating Officer of the Base Metals Group based in Santiago, Chile, before retiring in 2008.

	Other Public Company directorships in the past five years				Area of Expertise
	None				Mining Operations Project Construction Mineral Reserves and Resources Safety and Security, Environment and Health Government Relations
	Board/Committee Membership			Attendance
	Board Audit(1) Safety and Sustainability			10 of 10 5 of 5 4 of 4		100% 100% 100%
Options, Common Shares and DSU’s (as at December 31)
	Year	Options	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs
	2009	50,000	Nil	7,030	7,030	$161,690(2)
	2008	50,000	Nil	1,496	1,496	$29,097.20(3)

(1)	Mr. Anglin was appointed interim President and Chief Executive Officer on January 19, 2010 and was replaced as a member of the Audit Committee by Mr. Tomsett on that date.
(2)	Calculated using the market price of our shares on the TSX on December 31, 2009 (C$23.00). Amount stated in Canadian dollars.
(3)	Calculated using the market price of our shares on the TSX on December 31, 2008 (C$19.45). Amount stated in Canadian dollars.

John R. Brodie, FCA
West Vancouver, British Columbia, Canada Age: 65 Director Since: January 10, 2006 Independent
Mr. Brodie is our audit committee financial expert and Chair of our Audit Committee.  Mr. Brodie has been the President of John R. Brodie Capital Inc., a private consulting firm, since 2003. From 1975 to 2003, Mr. Brodie was a partner at KPMG LLP and from 1987 to 1995 served as a director of KPMG LLP.  Mr. Brodie graduated from the University of Manitoba with a Bachelor of Science degree in 1967 and attended the Stanford Executive Program at Stanford University in 1982.  He is a member of the Canadian Institute of Chartered Accountants, British Columbia Institute of Chartered Accountants and a lifetime member of Certified Fraud Examiners.  Mr. Brodie was elected a Fellow and awarded the FCA designation by the Institute of Chartered Accountants of British Columbia in 2003 for distinguished service to the accounting profession.

	Other Public Company directorships in the past five years				Area of Expertise
Ag Growth International Inc. (May 2004 – Present)
Far West Mining Inc. (November 2003 - Present)
Pacific Safety Products Inc. (September 2005 - Present)
Western Coal Corp. (May 2005  – Present)
Wildcat Silver Corp. (July 2008 – Present)

Copper Belt Resources (June 2005 – 2008)
Cross Lake Minerals Ltd. (October 2008 – January 2010)
Rubicon Minerals Corporation (January 2005 - March 2010)
					Accounting, Audit and Finance International and Business Tax Human Resources and Compensation Corporate Governance Environment and Health
	Board/Committee Membership			Attendance
	Board Audit Compensation			10 of 10 5 of 5 6 of 6		100% 100% 100%
	Options, Common Shares and DSU’s (as at December 31)
	Year	Options	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs
	2009	119,000	Nil	5,431	5,431	$124,913(1)
	2008	119,000	Nil	2,544	2,544	$49,480.80(2)

(1)	Calculated using the market price of our shares on the TSX on December 31, 2009 (C$23.00). Amount stated in Canadian dollars.
(2)	Calculated using the market price of our shares on the TSX on December 31, 2008 (C$19.45). Amount stated in Canadian dollars.

Richard C. Campbell, MBE
Vancouver, British Columbia, Canada Age: 63 Director Since: August 7, 2008 Independent
Mr. Campbell is the Chair of our Safety and Sustainability Committee.  Mr. Campbell graduated with a Bachelor of Science (Honours) degree in Geology from Glasgow University in 1969.  He spent the following 32 years with British Petroleum (“BP”), most recently serving as President of BP Alaska before retiring in 2001.  Mr. Campbell was awarded membership of the Order of British Empire (MBE) by Queen Elizabeth II in 1994 for his contribution to British commercial interests in Colombia while serving as President of BP in Colombia.

	Other Public Company directorships in the past five years				Area of Expertise
	None				Safety, Security, Environment and Health Corporate Governance Government Relations Operations and Construction Shareholder Communications
	Board/Committee Membership		Attendance
	Board Corporate Governance and Nominating Safety and Sustainability		10 of 10 5 of 5 4 of 4			100% 100% 100%
Options, Common Shares and DSU’s (as at December 31)
	Year	Options	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs
	2009	50,000	2,000	6,429	8,429	$193,867(1)
	2008	50,000	2,000	2,098	4,098	$79,706.10(2)

(1)	Calculated using the market price of our shares on the TSX on December 31, 2009 (C$23.00). Amount stated in Canadian dollars.
(2)	Calculated using the market price of our shares on the TSX on December 31, 2008 (C$19.45). Amount stated in Canadian dollars.

David L. Johnston
Cranbrook, British Columbia, Canada Age: 70 Director Since: May 17, 2000 Independent
Mr. Johnston is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia with a lengthy career in senior management at several major Canadian mining companies.  Prior to his election to our Board, Mr. Johnston was president and general manager from 1996 to 1999 of Highland Valley Copper Corporation, operator of North America’s third largest open pit copper mine.  From 1990 to 1996, he served as vice president of Cominco Metals, and from 1985 to 1990, he was president of Pine Point Mines Ltd., operator of a significant open pit lead-zinc mine in Canada’s Northwest Territories. Mr. Johnston is also a director of Copper Canyon Resources Ltd. and Eagle Plains Resources Ltd.  Mr. Johnston graduated with a Bachelor of Applied Science degree in Mining Engineering in 1963 and a Master of Science degree in Mineral Engineering in 1969.

	Other Public Company directorships in the past five years				Area of Expertise
	Copper Canyon Resources Ltd. (June 2006 - Present) Eagle Plains Resources Ltd. (December 2005 - Present)				Mining Operations Project Construction Mineral Reserves and Resources Finance Safety, Security, Environment and Health Human Resources and Compensation Government Relations
	Board/Committee Membership			Attendance
	Board Corporate Governance and Nominating Safety and Sustainability			8 of 10 5 of 5 4 of 4		80% 100% 100%
Options, Common Shares and DSU’s (as at December 31)
	Year	Options	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs
	2009	109,000	2,000	7,338	9,338	$214,774(1)
	2008	109,000	2,000	3,127	5,127	$99,720.15(2)

(1)	Calculated using the market price of our shares on the TSX on December 31, 2009 (C$23.00). Amount stated in Canadian dollars.
(2)	Calculated using the market price of our shares on the TSX on December 31, 2008 (C$19.45). Amount stated in Canadian dollars.

Richard D. Paterson
Hillsborough, California, USA Age: 67 Director Since: August 7, 2008 Independent
Mr. Paterson is the Chair of our Compensation Committee.  Mr. Paterson graduated from Concordia University, Montreal with a Bachelor of Commerce degree in 1964.  Mr. Paterson has been a Managing Director of Genstar Capital, a private equity firm specializing in leveraged buyouts, since 1988.  Before founding Genstar Capital, Mr. Paterson served as Senior Vice President and Chief Financial Officer of Genstar Corporation, a NYSE-listed company, where he was responsible for finance, tax, information systems and public reporting.

	Other Public Company directorships in the past five years				Area of Expertise
	North American Energy Partners Inc. (November 2006 – November 2007)				Accounting, Audit and Finance Tax Information Systems Public Reporting Human Resources and Compensation
	Board/Committee Membership			Attendance
	Board Audit Compensation			8 of 10 4 of 5 6 of 6		80% 80% 100%
Options, Common Shares and DSU’s (as at December 31)
	Year	Options	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs
	2009	50,000	Nil	8,475	8,475	$194,925(1)
	2008	50,000	Nil	2,700	2,700	$52,515(2)

(1)	Calculated using the market price of our shares on the TSX on December 31, 2009 (C$23.00). Amount stated in Canadian dollars.
(2)	Calculated using the market price of our shares on the TSX on December 31, 2008 (C$19.45). Amount stated in Canadian dollars.

Peter W. Tomsett
West Vancouver, British Columbia, Canada Age: 52 Director Since: November 7, 2006 Independent
Mr. Tomsett is the Chair of our Board.  Mr. Tomsett graduated with a Bachelor of Engineering (Honours) degree in Mining Engineering from the University of New South Wales, later attaining a Master of Science (Distinction) degree in Mineral Production Management from the Imperial College in London.  Mr. Tomsett spent 20 years at Placer Dome Inc., most recently serving as President and Chief Executive Officer until its acquisition by Barrick Gold Corporation.

	Other Public Company directorships in the past five years				Area of Expertise
Equinox Minerals Limited (July 2007 - Present)
North American Energy Partners Inc. (November 2006 - Present)
Talisman Energy Inc. (December 2009 - Present)

Africo Resources Ltd. (December 2006 – June 2007)
Placer Dome Inc. (September 2004 – January 2006)
					Mining Operations Project Construction Finance Corporate Governance Human Resources and Compensation Safety, Security, Environment and Health Shareholder Communications
	Board/Committee Membership			Attendance
	Board			10 of 10		100%
	Options, Common Shares and DSU’s (as at December 31)
	Year	Options	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs
	2009	154,000	Nil	18,488	18,488	$425,224(1)
	2008	154,000	Nil	7,419	7,419	$144,299.55(2)

(1)	Calculated using the market price of our shares on the TSX on December 31, 2009 (C$23.00). Amount stated in Canadian dollars.
(2)	Calculated using the market price of our shares on the TSX on December 31, 2008 (C$19.45). Amount stated in Canadian dollars.

To the best of management’s knowledge, except for John R. Brodie, FCA and Richard D. Paterson, no proposed director is, or has been within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive; or

(b)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

On October 14, 2008, Cross Lake Minerals Ltd. (“Cross Lake”), a company of which Mr. Brodie was a director, was the subject of a insolvency proceeding under the Companies Creditors’ Arrangement Act (Canada)(“CCAA”).  Mr. Brodie was appointed a director on October 24, 2008, after the proceeding had been commenced, to assist with the re-organization of Cross Lake because of his experience and expertise in corporate restructurings.  PricewaterhouseCoopers LLP was appointed as Monitor of Cross Lake’s business affairs to assist in its developing a reorganization plan.  On the successful completion of the restructuring of Cross Lake, Mr. Brodie resigned from the board.

Mr. Paterson was a director of two private companies, Propex Inc. and Skyway Freight Systems Inc., which filed for bankruptcy protection under Chapters 11 and 7 respectively in 2008 and 2000, respectively.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

Unless otherwise stated, compensation amounts contained in this section are reported in US dollars, the currency the Company uses in its financial statements.

Named Executive Officers

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)	the Company’s chief executive officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)
each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither one of our executive officers nor acting in a similar capacity at the end of that financial year.

As at December 31, 2009, the end of the most recently completed financial year of the Company, we had five Named Executive Officers, whose names and positions held with us are set out in the summary compensation table below.

Compensation Discussion & Analysis

Compensation Philosophy and Principles

The Company recognizes that people are our primary asset and our principal source of competitive advantage.  The success of the Company depends upon a group of highly qualified and motivated executives dedicated to the consistent operation and strong long-term performance of the Company.  Highly skilled and motivated executives greatly enhance the Company’s ability to produce superior results for its shareholders and to be a leader within its industry.  In 2010, the Company adopted an Executive Compensation Philosophy the purpose of which is to detail the Company’s goals, principles and limitations in regard to executive compensation.  This philosophy is intended to guide the Company in establishing a foundation for executive compensation decisions.  Executive compensation at the Company is performance-based, driven by the achievements of the individual and the Company.

The goal for the Company’s executive compensation program is to provide a total compensation package that is competitive in the industry, flexible and will attract, motivate and retain experienced and qualified executive leadership.  The mining industry is in a very competitive labour market and this situation may continue for the foreseeable future as the industry continues to age and the supply of experienced talent falls.  The Company is in a period of transition and will draw primarily senior experienced talent from senior companies within the mining industry.

In order to accomplish its goals and to ensure that the Company’s executive compensation program is consistent with its direction, stated mission, and goals, the Company commits to the following philosophy statements: (1) the Company will provide a competitive and flexible compensation program that will attract, motivate and retain the highly qualified individuals necessary to grow our business.  Our desire is to motivate employees to achieve higher levels of performance and be appropriately rewarded for their effort; and (2) compensation programs will emphasize a “pay-for-performance” system, in which an individual’s long-term compensation and career advancement are dependent upon both individual and Company performance, with an objective of increasing long-term shareholder value.  If the individual or the Company does not meet its objectives, or falls short, awards will be adjusted based on the pre-established metrics/formulas.

There are four basic components to the Company’s “pay-for-performance” system: base salary; short term incentive award; long-term incentive compensation; and non-cash compensation.

Base Salary – Annual base salary must be considered in the context of the total compensation package.  Generally, we will target to be competitive within the designated peer group and market place where we compete for talent.  Salary reviews will occur on an annual basis and base salary may be adjusted based on an individual’s evaluated performance against pre-established corporate, personal goals/targets and his/her direct manager’s assessment.

Short-term Incentive – The objective of the short term incentive program at the Company is to put variable pay at risk, motivate the executive to achieve pre-determined objectives and provide a means to reward achievement of the annual business plan.  The process focuses on both corporate and individual goals and consists of a discussion between the CEO and his direct reports about performance factors, measurement criteria and demonstrated results, including the Company’s overall performance.  As we continue our transition to an operating company, we will continue to strive to provide superior compensation for employees who deliver superior results.  We anticipate this approach will become more formalized with specific market targets as we begin to see clear compensation peer company matches.

Long-Term Incentive (LTI) – The objective for the long-term incentive program at the Company is to ensure the appropriate level of long-term reward/risk to motivate executive performance and ensure retention.  LTI is currently made up of Company Stock Options.  The target for LTI will be to pay superior compensation for superior company performance.  We are currently investigating additional methods of rewarding executive performance that is more in line with operating company practices (i.e. the use of Performance Share Units) and anticipate this will be introduced in the 2010 year.

Non-cash Compensation – In addition to the programs outlined above, executives at the Company will be eligible to participate in company provided Health and Welfare benefits, Retirement Savings Programs (Defined Contribution), Paid time off and other perquisites.  The Company will review these benefits for competitiveness on a periodic basis.

Named Executive Officer Compensation

Compensation for each of our Named Executive Officers is comprised of a base salary, a short term incentive award and a long-term incentive award and non-cash compensation.  We are transitioning from a mineral exploration company to a metals producer and we have not had revenue, hence our compensation program was developed for a company without revenue and as such provided us with maximum flexibility in determining executive compensation.  In general terms, our compensation program is intended to operate in an integrated manner to meet our objectives for the program and decisions about each element of the compensation program are made after taking into account the other elements of the program.  Previously, where warranted, in circumstances where we considered it prudent to conserve cash by paying salaries and awarding short term incentive bonuses in lower amounts than would otherwise be the case, we paid higher long term incentives through stock option awards to ensure that the recruitment, retention and reward objectives of the compensation program continued to be met.

In anticipation of achieving producer status in 2009, we retained a compensation consultant to assist us in designing an executive compensation program that is commensurate with our producer status.  This plan is comprised of the same elements.  Below describes our 2009 Named Executive Officer Compensation Program.

Base Salary

The base salary of our Named Executive Officers is designed to attract and retain Named Executive Officers that can contribute to our growth and to our transition from a mineral exploration company to a metals producer.  During the last several years competition among resource companies for skilled executive officers has been intense and the base salaries of newly hired Named Executive Officers have been established through negotiation in the market place.  Base salary levels for each year are determined in December of the preceding year and are used to retain Named Executive Officers that contribute through the year to our growth and our transition to a producer.  For 2009, Named Executive Officers, base salaries were reviewed by our Compensation Committee and approved by the independent members of the board, in consultation with our CEO, based on discussion without formal objectives, criteria or analysis.  In 2009, with the assistance, and subject to the advice of our compensation consultant, our Compensation Committee investigated establishing a peer group of companies, with which to benchmark the base salaries of our Named Executive Officers.  In mid-2009, base salary increases were awarded to the VP Exploration and the Senior VP Corporate Development.  In December 2009 base salary increases were not awarded to the Named Executive Officers as the Company continues the process of reviewing its total executive compensation and establishing a salary data peer group to establish base salary targets for Named Executive Officers.

On January 19, 2010, the Company appointed A.E. Michael Anglin as the Company’s Interim President and Chief Executive Officer.  As the position is an interim position, the Board determined Mr. Anglin’s compensation to be C$40,000 per month and did not award any short-term or long-term incentive compensation.  Mr. Anglin continues to be eligible to receive his fees for service as a director.

Short Term Incentive Award

Short-term incentive awards are used to reward Named Executive Officers for their performance during the year and to incentivize Named Executive Officers for the following year.  The awards are comprised of cash bonuses in amounts determined by the Compensation Committee, in consultation with our CEO.  The target annual short term incentive award ranges from 40% to 75% of base salary for the Named Executive Officers.  Cash bonuses were awarded by our Compensation Committee for the Named Executive Officers’ contributions, in their respective areas of responsibility, for the continued success of our on-going transition from a mineral exploration company to a metals producer.  In 2009, with the assistance and subject to the advice of our compensation consultant, our Compensation Committee established a short term incentive award program that provided for the setting of objective and subjective performance goals for the company and for each of the Named Executive Officers.  For the Named Executive Officers the short term incentive awards are weighted 60% corporate, 40% personal for Vice Presidents, 70% Corporate, 30% personal for the Senior Vice Presidents, and 80% corporate, 20% personal for the Chief Executive Officer. The Company’s corporate targets were measured and based on the following factors: production of ounces of silver at the Pirquitas Mine; production costs of processed ore; 2009 profit and loss results versus budget; capitalization requirements to carry out the 2009 plan; and operating the Company in a safe manner and implementing a management safety system at the Pirquitas Project.  In 2009, it was determined that the Company achieved 60% of its corporate objectives out of a possible range of 0 - 200% due to the potential multiplying factor for overachievement of corporate goals.  The Company overachieved on its safety objective and met its capitalization objective, but did not achieve any of the production, cost or profit objectives.  The Named Executive Officers achievement of personal objective ranged from 84 to 165% of target.

For 2010, with the assistance, and subject to the advice of our compensation consultant, our Compensation Committee has established a short-term incentive award program that sets objective and subjective corporate performance goals and personal performance goals for all Named Executive Officers.  These performance objectives were established through consultation among the CEO, Named Executive Officers and the Compensation Committee, for approval by the board.  Given that we are currently in progress with our search for a CEO, the committee will review personal objectives for the CEO role once a successful applicant has been selected.

Long Term Incentive Awards

Our current long term incentive awards program consists of stock options to purchase common shares, which are in general awarded in December of each year.  Stock options are used to retain our Named Executive Officers while aligning their interests with those of our shareholders by providing an incentive to grow our company and increase the wealth of our shareholders, through an increase in our share price.  In 2008, our Compensation Committee established a vesting schedule and option term focused on the retention of our Named Executive Officers and other employees.  Under this retention program, ⅓ of granted options vest one year after the date of grant, ⅓ of granted options vest two years after the date of grant and the remaining ⅓ of granted options vest three years after the date of grant, with options granted for a ten year term, subject to certain conditions.  Previously, options generally vested 50% at the date of grant and 50% after a period of two years and had five year terms.

In 2009, stock options were granted to our Named Executive Officers.  The number of options granted to each Named Executive Officer was reviewed by the Compensation Committee and approved by the board, in consultation with our CEO through discussion, without formal objectives, criteria or analysis, but taking into account past stock option awards, individual performance, ability to contribute to our long term growth and the need to retain our Named Executive Officers.  Going forward, with the assistance, and subject to the advice of our compensation consultant, our Compensation Committee is investigating the development of a Long-term Incentive Awards program that rewards Named Executive Officers for long-term performance of the Company and is more aligned with our movement towards becoming a metal producer.  This may involve the establishment of other forms of long term incentive awards for Named Executive Officers, such as Performance Share Units.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company since December 31, 2004, with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed fiscal years of the Company.

Silver Standard Resources Inc.

Comparison of Five Year Total Common Shareholder’s Return
(as at December 31 of each year)

For the financial years ended	2004	2005	2006	2007	2008	2009
Common Shares of Silver Standard Resources Inc.	100.00	122.75	247.02	248.75	134.21	157.70
S&P/TSX Composite Total Return Index	100.00	121.91	139.60	149.60	97.20	127.03

Under our existing compensation program, base salary for each year is determined in December of the preceding year, while short-term incentive awards and long-term incentive awards for each year are determined in December of that year.  From 2004 to mid-2007, of our Named Executive Officers, only Dr. Robert A. Quartermain, Joseph J. Ovsenek and Kenneth C. McNaughton were employed by us.  During this period their compensation (base salary, short term incentive awards and long term incentive awards) increased with the trend for this period in the above graph.  Midway through 2007, Tom S.Q. Yip and George N. Paspalas became executive officers and their base salary and long term incentive awards were determined by competitive compensation levels then prevailing in the market place.  In December 2007, the base salary for our Named Executive Officers increased due to the continued competition for skilled executive officers though the trend of the above graph remained flat.  For this period, short term incentive awards and long term incentive awards decreased from prior years for Dr. Robert A. Quartermain, Joseph J. Ovsenek and Kenneth C. McNaughton (George N. Paspalas and Tom S.Q. Yip were not employed during the comparative period), while the trend line in the above graph remained flat.  In December 2008, base salary for our Named Executive Officers was not increased and short term incentive awards were decreased due to the global financial crisis in keeping with the downward trend of the above graph.  In order to retain key employees through the global financial crisis, long term incentive awards were increased over the prior year in contrast to the downward trending graph.  In mid-2009, base salary increases were awarded to the VP Exploration and the Senior VP Corporate Development in keeping with the upward trend in the graph.  In December 2009 base salary increases were not awarded to the Named Executive Officers as the Company is currently in the process of reviewing its total executive compensation program and has established a compensation peer group.  This group is recommended on a periodic basis by the CEO with input from all stakeholders, including the Company’s operations leadership, corporate development group, independent compensation consultants, the VP of Human Resources, the Compensation Committee, and recommended for approval by the board.  Once this compensation peer group review is completed a recommendation for salary adjustments in 2010 for Named Executive Officers will be made.  We anticipate that this will be completed in June 2010.

Option-Based Awards

The granting of stock options to date has been based on discussion by our Compensation Committee, in consultation with our CEO, taking into account prior option grants.  Amendments to our stock option plan are proposed by our Compensation Committee in consultation with our executive officers.  Our Compensation Committee then submits the proposed amendments to our board of directors for approval.

As discussed above, we have retained a compensation consultant to assist us in establishing a cohesive compensation program that incorporates base salary, short term incentive awards and long term incentive awards, focused on achieving our corporate objectives.

Summary Compensation Table (1)

The following table is a summary of compensation paid to our Named Executive Officers for our most recently completed financial year.  The salaries for the Named Executive Officers are disclosed in US dollars.  Salaries for all Named Executive Officers are paid in Canadian dollars.  The appearance of the reduction in base salaries from the 2008 to 2009 years is due to the change in the US dollar to Canadian dollar exchange rates for 2008 and 2009.

Name and principal position	Year	Salary ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		All other compensation(6) ($)	Total compensation ($)
				Annual incentive plans(4)	Long-term incentive plans
Dr. Robert A. Quartermain President and CEO	2009 2008	372,154 398,687(2)	1,480,736(3) 1,167,917(4)	Nil 93,809	Nil Nil	11,837 12,117	1,864,727 1,672,530
Tom S.Q. Yip Vice President, Finance and CFO	2009 2008	227,671 243,902(2)	473,730(3) 233,583(4)	60,967(5) 23,452	Nil Nil	10,552 10,347	772,920 511,284
George N. Paspalas Senior Vice President, Operations	2009 2008	280,210 300,188	1,274,080(3) 934,334(4)	190,280(5) 79,737	Nil Nil	21,804 20,828	1,766,374 1,335,087
Joseph J. Ovsenek Senior Vice President, Corporate Development	2009 2008	251,022 257,974(2)	1,274,080(3) 934,334(4)	131,320(5) 79,737	Nil Nil	9,030 9,674	1,665,452 1,281,719
Kenneth C. McNaughton Vice President, Exploration	2009 2008	186,806 187,617(2)	888,791(3) 389,306(4)	70,041 46,904	Nil Nil	11,675 11,944	1,157,313 635,771

(1)
Named Executive Officers are remunerated in Canadian dollars and amounts contained in this table are converted to US dollars using the average US dollar/Canadian dollar exchange rate of 1.142 for 2009 and 1.066 for 2008.  Base salary for Messrs. Quartermain, Yip, Paspalas, Ovsenek and McNaughton in Canadian dollars for 2009 were C$425,000, C$260,000, C$320,000, C$286,667 and C$213,333, respectively.  Base salary for Messrs. Quartermain, Yip, Paspalas, Ovsenek and McNaughton in Canadian dollars for 2008 were C$425,000, C$260,000, C$320,000, C$275,000 and C$200,000, respectively.

(2)
A portion of the salaries of certain of the Named Executive Officers was recovered from a related company under a management services agreement.  The management services agreement was terminated during the year ended December 31, 2008.

(3)
Option-based compensation is valued using the Black-Scholes option pricing model with a grant date of December 16, 2009 and a grant price of C$24.41/share, an expected volatility of 55%, an average risk-free interest rate of 2.8% and an expected life of the option of 6.1 years.  We selected the Black-Scholes model because it is widely used in estimating option based compensation values by Canadian public companies.  Awards vest one-third per year commencing on the first anniversary of the award and have a ten year term.

(4)
Option-based compensation is valued using the Black-Scholes option pricing model with a grant date of December 11, 2008 and a grant price of C$11.50/share, an expected volatility of 61%, an average risk-free interest rate of 3.0% and an expected life of the option of 6.5 years.  We selected the Black-Scholes model because it is widely used in estimating option based compensation values by Canadian public companies.  Awards vest one-third per year commencing on the first anniversary of the award and have a ten year term.

(5)
Includes the payment of special recognition bonus payments in 2009 of C$92,000 to Mr. Paspalas for the construction completion of the Pirquitas Mine, and C$20,000 to Mr. Ovsenek and C$7,500 to Mr. Yip for financing activities.  Annual Incentive bonus awards for the 2009 fiscal year were determined and paid to the Named Executive Officers in 2010.

(6)
All Other Compensation for Named Executive Officers is comprised of payments for membership fees, car allowance, term life insurance payments and group registered retirement savings plan (“RRSP”) payments made by us on their behalf, as applicable.

Incentive Plan Awards

Outstanding Share-Based Awards and Option Based Awards

The following table sets out all option-based awards outstanding for each Named Executive Officer at December 31, 2009.  Our Named Executive Officers do not have any outstanding share-based awards.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Dr. Robert A. Quartermain	200,000 200,000 400,000 100,000 150,000 125,000	16.73 21.30 35.34 36.14 11.50 24.41	Dec. 20, 2010 July 27, 2011 Dec. 12, 2011 Dec. 18, 2012 Dec. 11, 2018 Dec. 16, 2019	1,198,165 324,861 - - 1,648,194(2) -(3)
Tom S.Q. Yip	150,000 50,000 30,000 40,000	38.88 36.14 11.50 24.41	July 17, 2012 Dec. 18, 2012 Dec. 11, 2018 Dec. 16, 2019	- - 329,639(2) -(3)
George N. Paspalas	200,000 50,000 120,000 107,500	40.62 36.14 11.50 24.41	May 3, 2012 Dec. 18, 2012 Dec. 11, 2018 Dec. 16, 2019	- - 1,318,555(2) -(3)
Joseph J. Ovsenek	120,000 120,000 200,000 50,000 120,000 107,500	16.73 21.30 35.34 36.14 11.50 24.41	Dec. 20, 2010 July 27, 2011 Dec. 12, 2011 Dec. 18, 2012 Dec. 11, 2018 Dec. 16, 2019	718,899 194,917 - - 1,318,555(2) -(3)
Kenneth C. McNaughton	75,000 75,000 100,000 30,000 50,000 75,000	16.73 21.30 35.34 36.14 11.50 24.41	Dec. 20, 2010 July 27, 2011 Dec. 12, 2011 Dec. 18, 2012 Dec. 11, 2018 Dec. 16, 2019	449,312 121,823 - - 549,398(2) -(3)

(1)
Calculated based on the difference between the market price of our shares on the TSX on December 31, 2009 (C$23.00) and the exercise price of the option.  Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0466 at December 31, 2009.

(2)	Options awarded during the year ended December 31, 2008 vest one-third per year commencing on December 11, 2009 and have a ten year term.
(3)	Options awarded during the year ended December 31, 2009 vest one-third per year commencing on December 16, 2010 and have a ten year term.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards vested or earned during the year ended December 31, 2009.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. Robert A. Quartermain	153,207(1) 600,378(2)	N/A	-
Tom S.Q. Yip	120,076(2)	N/A	60,967
George N. Paspalas	480,302(2)	N/A	190,280
Joseph J. Ovsenek	91,924(1) 480,302(2)	N/A	131,320
Kenneth C. McNaughton	57,453(1) 200,118(2)	N/A	70,041

(1)
Calculated based on the difference between the market price of our shares on the TSX on July 27, 2009 (C$22.13) and the exercise price of the option (C$21.30).  Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0835 at July 27, 2009.

(2)
Calculated based on the difference between the market price of our shares on the TSX on December 11, 2009 (C$24.21) and the exercise price of the option (C$11.50).  Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0585 at December 11, 2009.

Termination and Change of Control Benefits

Contract with Dr. Robert A. Quartermain, Former President and CEO

On January 19, 2010, Dr. Quartermain resigned as President and CEO.  Pursuant to the terms of Dr. Quartermain’s Agreement, Dr. Quartermain was paid an amount equivalent to two times his current annual base salary of C$425,000 (C$850,000), C$250,000 for payment in lieu of bonus based on the average annual bonus earned in the three immediately preceding years, and a lump sum severance payment of C$125,000 (total C$1,225,000).  In addition, Dr. Quartermain was paid an amount for 12 days vacation pay owing for 2009 and 2010, and a C$11,000 matching RRSP contribution for 2010.  Pursuant to the terms of the transition agreement with Dr. Quartermain, the Company will continue to pay for his BlackBerry expenses for a period of two years from the last date of employment up to a maximum of C$6,000, certain club membership dues and fees until January 31, 2012, excluding all food and beverage charges or fees.  The Company will also provide Dr. Quartermain with BC Medical Services Plan, Extended Health and Life Insurance, and the use of the services provided by Corporate Planning Associates or another counseling services provider up to a maximum of C$10,000, until January 31, 2012, unless and until, Dr. Quartermain obtains new employment.  Upon obtaining new employment, the continuation of the existing medical, health and life insurance benefits and planning services will cease immediately.  Under the terms of the transition agreement, Dr. Quartermain’s existing stock options shall continue to vest and be exercisable until the end of the severance period, which concludes on January 19, 2012, after which all of Dr. Quartermain’s stock options shall expire with the exception of the December 2009 grant of stock options which stock options shall continue to vest and be exercisable until December 31, 2012, whereupon such options shall expire.  In the event of a merger or a take-over of the Company, the Stock Option Plan currently in effect at the time of the merger or take-over shall govern the rights and obligations in respect of Dr. Quartermain’s stock options.

Named Executive Officer Termination and Change of Control Benefits

We have entered into employment agreements with each of our Named Executive Officers.  Under the terms of the employment agreements, our Named Executive Officers are entitled to compensation, based on their remuneration at the time, in the event of termination without cause and on a change of control.  No Named Executive Officer is entitled to compensation on resignation, retirement or termination for cause.  A change of control, in general, occurs when a person or group of persons acting together through a transaction or series of transactions beneficially acquire or exercise control or direction over 25% or more of our common shares.  Any such compensation payable to a Named Executive Officer is required to be paid to him within 30 days of the termination of the Named Executive Officer’s employment.  The events selected for triggering payment in connection with termination without cause and on a change of control were determined by the Compensation Committee, with advice from independent consultants, based on industry standards at the time the agreements were entered into with the Named Executive Officers.

In respect of termination without cause, each of our Named Executive Officers is entitled to a lump sum payment equal to 24 months of (i) base salary, and (ii) the average annual bonus earned by the Named Executive Officer in the three immediately preceding years.  The table below sets out the estimated incremental payments, payables and benefits due to each of the Named Executive Officers on termination without cause assuming termination on December 31, 2009.

Name	Base Salary(1)(3) ($)	Bonus(2)(3) ($)	Option-Based Awards ($)	All Other Compensation ($)	Total ($)
Tom S.Q. Yip	496,847	106,455	-	-	603,302
George N. Paspalas	611,504	215,537	-	-	827,041
Joseph J. Ovsenek	592,394	200,630	-	-	793,024
Kenneth C. McNaughton	458,628	130,573	-	-	589,201

(1)	24 months’ base salary for all Named Executive Officers.
(2)	Two times the average annual bonus earned by the Named Executive Officers in the three immediately preceding years.
(3)	Lump sum payments are paid in Canadian dollars, amounts are converted using the US dollar/Canadian dollar exchange rate of 1.0466 at December 31, 2009.

If within 12 months following a change of control, a Named Executive Officer’s employment is terminated without cause, or a Named Executive Officer terminates his employment for Good Reason (as described below), each of our Named Executive Officers, is entitled to a lump sum payment equal to 24 months of (i) base salary, and (ii) the average annual bonus earned by the Named Executive Officer in the three immediately preceding years.  In addition, if on a change of control, the acquiring company does not exchange options held by a Named Executive Officer for the acquiring company’s stock options without a material financial loss to the Named Executive Officer, any outstanding unvested options granted to the Named Executive Officer under our stock option plan shall become 100% vested and exercisable on the Named Executive Officer’s last day of employment.

“Good Reason” will arise within 12 months following a change of control where a Named Executive Officer is induced to resign or terminate his employment for, amongst other reasons, an adverse change in his position, duties, or responsibilities, or reporting relationship that is inconsistent with his title or position, a reduction of his base salary, or aggregate level of benefits, or relocation of his principal office outside of Vancouver, British Columbia.  In addition, Joseph J. Ovsenek has the right to determine in good faith whether an incident has occurred that would constitute Good Reason.

Each Named Executive Officer is required to (a) not disclose or use for any purpose any of our confidential information following termination and (b) sign a full release acceptable to us prior to receiving any payment as a result of termination following a change of control.

The table below sets out the estimated incremental payments, payables and benefits due to each of the Named Executives Officers for termination on a change of control assuming termination on December 31, 2009.

Name	Base Salary(1)(4) ($)	Bonus(2)(4) ($)	Option-Based Awards(3)(4) ($)	All Other Compensation ($)	Total ($)
Tom S.Q. Yip	496,847	106,455	329,639	-	932,941
George N. Paspalas	611,504	215,537	1,318,555	-	2,145,596
Joseph J. Ovsenek	592,394	200,630	2,232,371	-	3,025,395
Kenneth C. McNaughton	458,628	130,573	1,120,533	-	1,709,734

(1)	24 months’ base salary for Named Executive Officers.
(2)	Two times the average annual bonus earned by all Named Executive Officers in the three immediately preceding years.
(3)
Assumes no exchange of options held by Named Executive Officers for acquiring company’s stock options and the vesting of all outstanding options.  Calculated based on the difference between the market price of our shares on the TSX on December 31, 2009 (C$23.00) and the exercise price of the option.

(4)	Lump sum payments are paid in Canadian dollars, amounts are converted using the US dollar/Canadian dollar exchange rate of 1.0466 at December 31, 2009.

Director Compensation

2009 Director Compensation Table

The following table sets out all amounts of compensation provided to our directors, other than Dr. Robert A. Quartermain our former President and CEO, for the year ended December 31, 2009.

Name	Fees earned ($)(1)	Share-based awards(1)(2) ($)	Option-based awards ($)	All other compensation ($)	Total ($)(1)
A.E. Michael Anglin	48,162	52,540	-	-	100,702
John R. Brodie, FCA	56,918	52,540	-	-	109,458
Richard C. Campbell, MBE	52,540	52,540	-	-	105,080
R.E. Gordon Davis	52,540	52,540	-	-	105,080
David L. Johnston	48,162	52,540	-	-	100,702
Richard D. Paterson	52,540	52,540	-	-	105,080
Peter W. Tomsett	96,322	105,079	-	-	201,401

(1)
All amounts are paid in Canadian dollars.  Directors are remunerated in Canadian dollars and amounts contained in this table were converted to US dollars using the average US dollar/Canadian dollar exchange rate of 1.142 for 2009.

(2)	Our board of directors adopted a deferred share unit plan effective July 1, 2008.

Our Board of Directors adopted a deferred share unit (“DSU”) plan effective July 1, 2008 to more closely align the interests of our directors with the interests of our shareholders.  With the adoption of the DSU plan, our directors will no longer receive option awards, other than a one-time grant on appointment to the board of directors at the discretion of our Compensation Committee.  Under our DSU plan, (a) directors are awarded annual DSU grants and directors may elect to receive all or a portion of their annual retainer fees in DSUs, (b) the number of DSUs to be received is calculated by dividing the dollar value of the DSUs to be received by the market price of our common shares on the date the DSUs are credited to a director’s account, (c) DSUs are credited to a director’s account pro rata on a quarterly basis and (d) DSUs cannot be redeemed until the director ceases to be a member of the board of directors.  Upon redemption of DSUs, we will pay to a director a lump sum cash amount equal to the aggregate number of DSUs that have been credited to the account of that director multiplied by the market price of our common shares at the time of redemption.

The following table provides a breakdown of fees earned by our directors, other than Dr. Robert A. Quartermain our former President and CEO, for the year ended December 31, 2009.  The directors may elect to have their fees paid in cash or DSUs.

Name	Retainer Fee ($)	Committee Retainer Fee ($)	Committee Chair Retainer Fee ($)	Lead Director/Board Chair Fee ($)	Total Fees Earned ($)	Fees taken in DSUs ($)(1)	Fees Taken in Cash ($)
A.E. Michael Anglin	39,405	8,757	-	-	48,162	48,162	-
John R. Brodie, FCA	39,405	4,378	13,135	-	56,918	-	56,918
Richard C. Campbell, MBE	39,405	4,378	8,757	-	52,540	26,270	26,270
R.E. Gordon Davis	39,405	4,378	8,757	-	52,540	19,703	32,837
David L. Johnston	39,405	8,757	-	-	48,162	24,081	24,081
Richard D. Paterson	39,405	4,378	8,757	-	52,540	52,540	-
Peter W. Tomsett	-	-	-	96,322	96,322	96,322	-

(1)	Under our deferred share unit plan, a director may elect to receive all or a portion of his annual retainer fees as DSUs.
(2)	Directors are remunerated in Canadian dollars and amounts contained in this table were converted to US dollars using the average US dollar/Canadian dollar exchange rate of 1.142 for 2009.

For 2009, each of our directors, save for Mr. Tomsett, received an annual director retainer of C$45,000, each committee member, excluding the committee chair, received an annual retainer of C$5,000, the Audit Committee chair received an annual retainer of C$15,000 and the other committee chairs received an annual retainer of C$10,000.  Mr. Tomsett the chair of our board of directors, receives an annual board chair retainer fee of C$110,000, in place of the annual director retainer fee, annual committee member retainer fee and annual committee chair retainer fee.

The Compensation Committee reviews board compensation on an annual basis and recommends revisions to the annual retainers paid to the board of directors when warranted in the circumstances.  In addition, the board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

Outstanding Option Based Awards

The following table sets out all option-based awards outstanding for each of our directors, other than Dr. Robert A. Quartermain our former President and CEO (who in 2009 received no additional compensation for his service as a director), at December 31, 2009.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options(1) ($)
A.E. Michael Anglin	50,000	29.02	August 7, 2013	-
John R. Brodie, FCA	25,000 30,000 50,000 14,000	18.73 21.30 35.34 36.14	January 19, 2011 July 27, 2011 December 12, 2011 December 18, 2012	101,997 48,729 - -
Richard C. Campbell, MBE	50,000	29.02	August 7, 2013	-
R.E. Gordon Davis	30,000 30,000 50,000 14,000	16.73 21.30 35.34 36.14	December 20, 2010 July 27, 2011 December 12, 2011 December 18, 2012	179,725 48,729 - -
David L. Johnston	15,000 30,000 50,000 14,000	16.73 21.30 35.34 36.14	December 20, 2010 July 27, 2011 December 12, 2011 December 18, 2012	89,862 48,729 - -
Richard D. Paterson	50,000	29.02	August 7, 2013	-
Peter W. Tomsett	90,000 50,000 14,000	27.78 35.34 36.14	November 7, 2011 December 12, 2011 December 18, 2012	- - -

(1)
Calculated based on the difference of the market price of our shares on the TSX on December 31, 2009 (C$23.00) and the exercise price of the option.  Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0466 at December 31, 2009.

Outstanding Share-Based Awards

The following table sets out the value of share based awards outstanding for each of our directors, other than Dr. Robert A. Quartermain our former President and CEO (who received no additional compensation for his services as a director), as at December 31, 2009.

Name	Number of Deferred Share Units (“DSUs”)(#)	Value of DSUs ($)(1)
A.E. Michael Anglin	7,030	$154,491
John R. Brodie, FCA	5,431	$119,351
Richard C. Campbell, MBE	6,429	$141,283
R.E. Gordon Davis	6,514	$143,151
David L. Johnston	7,338	$161,259
Richard D. Paterson	8,475	$186,246
Peter W. Tomsett	18,488	$406,291

(1)
DSUs are only redeemable into cash upon a director ceasing to be a member of the board.  Calculated based on the market price of our shares on the TSX on December 31, 2009 (C$23.00).  Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0466 at December 31, 2009.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards for each of our directors, other than Dr. Robert A. Quartermain our former President and CEO (who received no additional compensation for his services as a director), vested or earned during the year ended December 31, 2009.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
A.E. Michael Anglin	-	N/A	N/A
John R. Brodie, FCA	22,981(1)	N/A	N/A
Richard C. Campbell, MBE	-	N/A	N/A
R.E. Gordon Davis	22,981(1)	N/A	N/A
David L. Johnston	22,981(1)	N/A	N/A
Richard D. Paterson	-	N/A	N/A
Peter W. Tomsett	-	N/A	N/A

(1)
All of the options granted on July 27, 2006 vested on July 27, 2009.  Calculated based on the difference between the market price of our shares on the TSX on July 27, 2009 (C$22.13) and the exercise price of the option (C$21.30).  Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0835 at July 27, 2009.

SECURITIES AUTHORISED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorised for issuance.

Plan Category	No. of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (C$) (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in (a)) (c)
Equity compensation plans approved by securityholders	5,271,118	$26.40	1,925,352
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	5,271,118	$26.40	1,925,352

Stock options to purchase securities of the Company are granted to its directors, officers, employees and consultants on terms and conditions acceptable to the regulatory authorities in Canada.  At the Company’s annual general meeting held on May 14, 2008, the shareholders of the Company approved an amended and restated stock option plan that reserved 10% of the issued and outstanding shares of the Company for issuance on exercise of stock options, including previously granted stock options.

Under our stock option plan, (a) the maximum number of shares reserved for issuance under the plan is 10% of our issued and outstanding shares, (b) stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common stock, (c) no stock option is transferable by the optionee other than by will or the laws of descent and distribution, (d) a stock option is exercisable during the lifetime of the optionee only by such optionee, (e) the maximum term of each stock option is ten years, with the vesting period determined at the discretion of the board of directors and (f) the minimum exercise price for a stock option is equal to the greater of the closing price of the Company’s shares on the Toronto Stock Exchange on the day preceding the date of grant; and the volume weighted average trading price of the common shares of the Company on the Toronto Stock Exchange, calculated by dividing the total value by the total volume of common shares traded, for the five trading days immediately preceding the granting of the option.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.  An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.  For the purpose of this paragraph, “Person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

CORPORATE GOVERNANCE DISCLOSURE
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors of the Company, as a whole, is responsible for reviewing the overall governance principles of the Company and governance issues that arise during the course of 2009.  National Instrument 58-101 - Disclosure of Corporate Governance Practices requires each reporting issuer to disclose its corporate governance practices on an annual basis.  The following describes the Company’s corporate governance practices.

Board of Directors

Section 1.4 of National Instrument 52-110 - Audit Committees (“NI 52-110”) sets out the standard for director independence.  Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Company.

Applying the definition set out in NI 52-110 and in the Nasdaq Listing Rules, in 2009, seven of the eight members of the Board were independent.  The members who were independent in 2009 were A. E. Michael Anglin, John R. Brodie, FCA, Richard C. Campbell, MBE, R.E. Gordon Davis, David L. Johnston, Richard D. Paterson and Peter W. Tomsett.  Dr. Robert A. Quartermain was not independent by virtue of the fact that he was an executive officer of the Company.  Accordingly, the majority of the directors were independent in 2009.  On January 19, 2010, Dr. Quartermain resigned as President and Chief Executive Officer, and A. E. Michael Anglin replaced him as interim President and Chief Executive Officer while the Board initiates a search for a successor to fill the role.  Accordingly, Mr. Anglin is not considered to be an independent director while he is serving in the interim role as the Company’s President and Chief Executive Officer.

Independent directors hold regularly scheduled, and ad hoc, meetings at which non-independent directors and members of management are not in attendance.  At each regularly scheduled board meeting the independent directors will hold an in camera session.  Mr. Tomsett, an independent director, was appointed Non-Executive Chairman on May 14, 2008.  The Chairman acts as chair of board meetings, meetings of the independent members of the board and acts as the liaison between management and the board and attends all committee meetings ex officio.

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
John R. Brodie, FCA	Ag Growth International Inc., Far West Mining Inc., Pacific Safety Products, Western Coal Corp.¸ and Wildcat Silver Corp.
R.E. Gordon Davis	Pacific Ridge Exploration Ltd.
David L. Johnston	Copper Canyon Resources Ltd. and Eagle Plains Resources Ltd.
Peter W. Tomsett	Equinox Minerals Limited, North American Energy Partners Inc. and Talisman Energy Inc.

Interlocking Boards

None of the directors of the Company currently serve together on the board of any other company.

Attendance of Directors at Board and Committee Meetings

Since the beginning of the Company’s last financial year, the Board of Directors held a total of ten meetings, seven of which were held after the election as directors at the 2009 Annual General Meeting.  The attendance record of the directors at such meetings is as follows:

Summary of Attendance of Directors at Meetings
Directors	Board Meetings (10 Meetings)	Independent Director Meetings (5 Meetings)	Audit Committee Meetings (5 Meetings)	Compensation Committee Meetings (6 Meetings)	Corporate Governance and Nominating Committee Meetings (5 Meetings)	Safety and Sustainability Committee Meetings (4 Meetings)
A.E. Michael Anglin	10 of 10 100%	5 of 5 100%	5 of 5 100%	-	-	4 of 4 100%
John R. Brodie, FCA	10 of 10 100%	5 of 5 100%	5 of 5 100%	6 of 6 100%	-	-
Richard C. Campbell, MBE	10 of 10 100%	5 of 5 100%		-	5 of 5 100%	4 of 4 100%
R.E. Gordon Davis	10 of 10 100%	5 of 5 100%	-	6 of 6 100%	5 of 5 100%	-
David L. Johnston	8 of 10 80%	5 of 5 100%	-	-	5 of 5 100%	4 of 4 100%
Richard D. Paterson	8 of 10 80%	5 of 5 100%	4 of 5 80%	6 of 6 100%	-	-
Dr. Robert A. Quartermain(1)	10 of 10 100%	-	5 of 5(1) 100%	6 of 6(1) 100%	4 of 5(1) 80%	4 of 4(1) 100%
Peter W. Tomsett(1)	10 of 10 100%	5 of 5 100%	4 of 5(1) 80%	6 of 6(1) 100%	5 of 5(1) 100%	4 of 4(1) 100%
Overall Attendance Rate	95%	100%	93%	100%	100%	100%

(1)	In 2009, Dr. Quartermain and Mr. Tomsett attended all committee meetings ex officio.

Position Descriptions

The board has developed written position descriptions for the Chair of the Board.  The board also requires that each chair of a Committee, among other things, ensures (i) effective functioning of the Committee, (ii) responsibilities of the Committee are well understood and (iii) that board functions, delegated to the Committees are carried out.

The board has developed a written position description for the CEO.  The board on recommendation from the Compensation Committee reviews and approves the annual corporate objectives that the CEO is responsible for meeting and assesses the CEO’s performance against these objectives.  Management is responsible for the day-to-day operations of the Company, reviewing and implementing strategies, budgeting and monitoring performance against budget and identifying opportunities and risks.

Orientation and Continuing Education

New directors are provided with comprehensive materials with respect to the Company, as well as being oriented on relevant corporate issues including short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies.  Prior to mid-2008, new directors were also provided with an orientation binder that contained current and relevant information regarding the Company, the board and its committees, which was regularly updated.  Midway through 2008, the Company adopted an electronic board portal to facilitate the provision of resources to the board.  The Corporate Governance and Nominating Committee reviews, approves and reports to the board on the orientation process for new directors.  All directors have access to a board portal where Company information is continually posted.  The board and its committees also arrange meetings with management to provide a review of the nature and operations of the Company.

The board provides continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to understand to meet their obligations as directors.  All of the directors are actively involved in their respective areas of expertise and have full access to our management.  During 2009, management held information sessions for new and existing directors, and the board held strategic planning meetings with management.  A board portal also has been set up to facilitate the provision of resources to the board.  By using a board of directors composed of experienced professionals with a wide range of financial, exploration and mining expertise, the Company ensures that the board operates effectively and efficiently.  The Corporate Governance and Nominating Committee will review, approve and report to the board on plans for the ongoing development of existing board members including the provision of continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company’s business remains current.  If and when a new director is added, they will have the opportunity to become familiar with the Company by meeting with other directors and with officers and employees of the Company, and reviewing the Company’s policies contained in the board portal.  As each director has a different skill set and professional background, orientation and training activities are tailored to the particular needs and experience of each director.  Directors are periodically provided with the opportunity to visit the Company’s properties to become familiar with the Company’s operations.  Presentations by management and the Company’s advisors are also planned to provide ongoing director education.  In 2009, information on the implementation of International Financial Reporting Standards, and an off-site company presentation and strategic planning session was held.

Ethical Business Conduct

The Board of Directors has adopted a Code of Conduct, which has been filed on SEDAR and is available on the Company’s website at www.silverstandard.com.

Annual certification is required by each director, officer and employee of the Company acknowledging his or her respective obligations under the Code of Conduct and the availability of the Whistle Blower Policy.

No material change report has been filed since January 1, 2009, or ever, that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

If a director or executive officer has an interest in any transaction or agreement before the board, the interested directors or executive officers are excused from the meeting, after any questions for them have been asked, so that a free discussion may follow.  The interested director will not vote or participate in the decision.

The board advocates a high standard of integrity for all its members and the Company.  As part of its responsibility for the stewardship of the Company, the board seeks to foster a culture of ethical conduct by requiring the Company to carry out its business in line with high business and moral standards and applicable legal and financial requirements. In this regard, the board has, among other things, established the following: a Corporate Governance and Nominating Committee; a Code of Conduct and Whistle Blower policy (which details complaint procedures for financial concerns), requires all directors, officers and employees to acknowledge having read and understood annually the Code of Conduct and Whistle Blower policy, and encourages management to consult with legal and financial advisors to confirm the Company is meeting its requirements.

Nomination of Directors

The Corporate Governance and Nominating Committee has the responsibility of, among other things, recommending to the board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders and nominees for appointment to Committees of the board and analyzing the needs of the board when vacancies arise on the board and recommending nominees who meet such needs.  The Corporate Governance and Nominating Committee is comprised of R.E. Gordon Davis, Chair, Richard C. Campbell, MBE and David L. Johnston.  All members of the Corporate Governance and Nominating Committee are independent.  In reviewing potential candidates, the Corporate Governance and Nominating Committee will review the competencies of and skills of potential candidates against those that the Committee considers the board as a whole should possess.  This assessment involves the exercise of the Corporate Governance and Nominating Committee’s independent judgment regarding potential candidate qualifications, skills and experience, with a view to the effective functioning of the Board.  Any new appointees or nominees to the board have a favourable track record in general business management, special expertise in areas of strategic interest to the Company, the ability to devote the time required and a willingness to serve as a director.  The Committee may retain external consultants or advisors to conduct searches for appropriate potential director candidates if necessary.  On this basis, the Committee makes recommendations to the board regarding potential director candidates.

The Company has implemented a majority voting policy for directors.  Information on the majority voting for directors is set out in this Information Circular under the heading Majority Voting for Directors.

Compensation

The Compensation Committee is comprised of the following independent directors, Richard D. Paterson, Chair, John R. Brodie, FCA and R.E. Gordon Davis.  The Compensation Committee reviews directors’ compensation annually and makes recommendations to the board.  In assessing directors’ compensation, the Compensation Committee reviews the compensation paid to directors of comparable companies.  The Compensation Committee also monitors, and makes recommendations to the board in respect of, the performance of senior management and recommends the approval of their compensation to the independent members of the Board.  More detailed disclosure of board and executive compensation can be found in this Information Circular under the heading Executive Compensation and Director Compensation.

The Compensation Committee has the responsibility for reviewing executive and management direct remuneration and stock options for approval by the independent members of the board.  The President’s function in relation to the Compensation Committee is to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards.

The compensation committee has retained Towers-Watson as its independent compensation advisor since 2008.

Towers-Watson provides the Compensation Committee with advice and counsel on matters relating to: executive compensation principles; review and design of all major compensation programs; review and design of compensation philosophy; advising on governance trends as they apply to compensation practices; providing market data relating to competitive practices and trends; and additional projects as requested by the Chair of the Compensation Committee.  In 2009 Towers-Watson fees were C$63,925.83.

Board Mandate

The mandate of our Board of Directors is to supervise the management of our business and affairs and in doing so to act honestly and in good faith with a view to the best interests of Silver Standard and to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances.

In supervising the management of our business and affairs, our Board of Directors, among other things,

•	reviews and approves strategic plans prepared or updated by management on an annual basis and monitors annual programs in relation to strategic plans;

•	reviews and approves programs and budgets for each fiscal year and monitors progress of programs and budget against approved objectives;

•	monitors the integrity of our financial statements;

•	monitors our compliance with legal and regulatory requirements;

•	monitors and evaluates the performance of management, establishes compensation programs and succession planning and determines compensation of the CEO and senior management;

•	oversees management’s implementation of environmental, community and health and safety policies and programs;

•	assists management in identifying our principal business risks; and

•	ensures that management implements the required systems and policies to manage our business in accordance with all regulatory requirements and in the best interests of our shareholders.

Committees of the Board of Directors

In order to assist the Board of Directors in carrying out its mandate, the board of Directors has established four committees:

1.	Audit Committee, which carries out its functions in accordance with the Audit Committee Charter;

2.	Compensation Committee, which carries out its functions in accordance with the Compensation Committee Charter;

3.	Corporate Governance and Nominating Committee, which carries out its functions in accordance with the Corporate Governance and Nominating Committee Charter; and

4.	Safety and Sustainability Committee, which carries out its functions in accordance with the Safety and Sustainability Committee Charter.

Their mandates and memberships are outlined below.  All committee charters are reassessed annually by each respective committee.  All committee charters are posted on our website www.silverstandard.com.

Audit Committee

The Audit Committee, comprised of John R. Brodie, FCA, Chair, Richard D. Paterson and Peter W. Tomsett, has the responsibility of, among other things, recommending to the board the independent auditor; determining the extent of involvement of the independent auditor in reviewing unaudited quarterly financial results; evaluating the qualifications, performance and independence of the independent auditor; reviewing and recommending approval to the board of our annual and quarterly financial results and management discussion and analysis; overseeing the establishment of “whistle-blower” and related procedures.  Each member of the Audit Committee is an independent director.  National Instrument 52-110 Audit Committees of the Canadian securities administrators requires the Company’s Audit Committee to meet certain requirements. It also requires the Company to disclose certain information regarding the Audit Committee. That information has been disclosed in the Company’s Form 20F for the fiscal year ended December 31, 2009, filed as an alternative Annual Information Form, which has been filed on SEDAR (see “Additional Information” at the end of this Information Circular).

Compensation Committee

The Compensation Committee, comprised of Richard D. Paterson, Chair, John R. Brodie, FCA and R.E. Gordon Davis, has the responsibility for recommending to the independent members of the Board executive and management direct remuneration and stock options.  The President and CEO’s function in relation to the Compensation Committee is to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards.  Each of the members of the Compensation Committee is an independent director.

The Compensation Committee has the sole responsibility for recommending the compensation of the President and CEO for approval by the independent Board of Directors.

The Compensation Committee reviews the compensation of the President and CEO and the senior officers on an annual basis.  Detailed disclosure about Executive Compensation can be found in this Information Circular under the heading Executive Compensation.

Report on Executive Compensation submitted by the Compensation Committee.

Richard D. Paterson, Chair

John R. Brodie, FCA

R.E. Gordon Davis

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of R.E. Gordon Davis, Chair, Richard C. Campbell, MBE and David L. Johnston.  The Committee is responsible for: assisting the Board of Directors by reviewing the corporate governance policies and procedures of the Company; identifying individuals qualified to become Board members, and recommending to the Board the director nominees for the next annual meeting of shareholders; in the event of any vacancy on the Board, by identifying individuals qualified to become Board members; and recommending to the Board qualified individuals to fill any such vacancy and recommending to the Board director nominees for each Board committee.  Each member of the Corporate Governance and Nominating Committee is an independent director.  The Corporate Governance and Nominating Committee is responsible for proposing new nominees to the board.  This committee is also responsible for identifying required competencies and characteristics of potential directors.

Safety and Sustainability Committee

The Safety and Sustainability Committee is comprised of Richard C. Campbell, MBE, Chair, A.E. Michael Anglin and David L. Johnston.  The Committee is responsible for, among other things, monitoring our safety, health, security, environment and community relations performance on behalf of the Board and assessing the effectiveness of our safety, health, security, environment and community relations policies and practices.  In 2009, each member of the Safety and Sustainability Committee was independent.  In January 2010, A.E. Michael Anglin was appointed interim President and Chief Executive Officer and remained on the Committee.  The Board amended the Safety and Sustainability charter so that a majority of directors of the Committee will be independent.

Assessments

The Corporate Governance and Nominating Committee reviews, at a minimum on an annual basis, the overall effectiveness of the board, committees and individual directors.  The board assesses performance based on attendance, relevant expertise and contributions to, and participation in, meetings of the board and committees.  In 2010 a formal Board, Committee and Chair Evaluation questionnaire and individual director self assessment was prepared and completed by each director.  The board evaluation form asks the directors to assess the effectiveness of the following matters: board organization and structure; board culture; board information and resources, managing the affairs of the board, management and human resources; strategy and plans; financial and corporate issues; business risk and management; policies and procedures; shareholder and corporate communications; legal obligations, and general open ended questions about the effective working relationships of the Board and ways to enhance Board performance.  The board evaluation process was designed to provide directors with an opportunity each year to examine how the board is operating and to make suggestions for improvement.  The directors also completed a self assessment questionnaire and committee and board chair performance reviews.  The Corporate Governance and Nominating Committee ask each director to complete the questionnaires and return them to the Company’s Corporate Secretary to summarize the results for the Corporate Governance and Nominating Committee Chair.  The Corporate Governance and Nominating Committee Chair will then discuss with individual directors the questionnaires if necessary, and report the results to the Corporate Governance and Nominating Committee and the Board.  The Corporate Governance and Nominating Committee will review the results and make any necessary recommendation to the board for adoption.

Board Approval

On recommendation of the Nominating and Corporate Governance Committee, the Board has approved this Statement of Corporate Governance Practices.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors.

The persons named in the enclosed Proxy will vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, as the Company’s auditor to hold office until the next annual general meeting of the shareholders, at a remuneration to be fixed by the directors.

PricewaterhouseCoopers LLP, has served as the Company’s auditor since 1998.

ADDITIONAL INFORMATION

Additional information relating to the Company is on the SEDAR website at www.sedar.com under “Silver Standard Resources Inc.”

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year copies of which were previously mailed to shareholders who requested them, and are filed and available on SEDAR.  Shareholders may request copies of the Company’s financial statements and MD&A by contacting the Corporate Secretary at 604-689-3846.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVAL AND SIGNATURE

The contents of this Information Circular and the sending of it to each shareholder entitled to receive notice of the Annual General Meeting, to each director of the Company, to the auditor of the Company, and to the appropriate regulatory agencies has been authorised, by the Board of Directors of the Company.

ON BEHALF OF THE BOARD

“A.E. Michael Anglin”
A.E. Michael Anglin, President and CEO